CVS Health Corporation Customer Support Center One CVS Drive Woonsocket, RI 02895 P: 401-765-1500 www.cvshealth.com

By EDGAR

August 20, 2019

Mr. Blaise Rhodes and Ms. Angela Lumley
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, NE
Washington, D.C. 20549-0405

Re:	CVS Health Corporation
Form 10-K for Fiscal Year Ended December 31, 2018 Filed February 28, 2019
Form 8-K Filed May 1, 2019
Response dated July 10, 2019
File No. 001-01011

Dear Mr. Rhodes and Ms. Lumley:

CVS Health Corporation (the “Company”) is responding to the comment letter of the Staff of the United States Securities and Exchange Commission (the “Staff”) dated August 8, 2019 on the above referenced filings.  For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 8-K Filed May 1, 2019
Exhibit 99.1
Non-GAAP Financial Information, page 11

1.
We note your response to prior comment 1 and your proposed enhanced disclosure related to the non-GAAP financial measure you identify as adjusted net income that excludes the amortization of acquired intangibles. It is not clear why you exclude amortization of acquired intangible assets on the basis that it does not directly result from your core operations, considering that these measures include revenue from core operations generated in part by acquired assets. Please explain and revise your disclosures to more clearly describe the nature of the amortization being excluded and why, and clarify that although amortization of these acquired intangibles is being excluded, revenue generated from these assets is not.

We acknowledge the Staff’s comment and respectfully submit that in future filings we will revise our disclosures to more clearly describe (i) the nature of the amortization being excluded from the related non-GAAP financial measure (ii) why the amortization of acquired intangibles is excluded from the related non-GAAP financial measure and (iii) that although amortization of acquired intangibles is being excluded from the related non-GAAP financial measure, revenue generated from these assets is not excluded from the related non-GAAP financial measure.

As described in the Company’s prior letter to the Staff, the Company has completed a number of acquisitions, including Caremark Rx, Inc. in 2007, Omnicare, Inc. in 2015 and Aetna Inc. in 2018, which have resulted in the recognition of intangible assets as required under the acquisition method of accounting. These intangible assets include trademarks, customer contracts/relationships, covenants not to compete, technology, provider networks and value of business acquired. The Company’s intangible assets are recorded at their respective fair values at the date of acquisition and are amortized over their estimated useful lives. Unless an intangible asset becomes impaired or the Company’s estimated useful life of an intangible asset is revised, the Company’s expected amortization expense is based on an amortization schedule established as of the date of acquisition and is not affected by operations of any particular period. While these intangible assets contribute to revenue generation, the amortization of these intangible assets does not directly relate to the underwriting of the Company’s insurance products, the services performed for the Company’s customers or the sale of the Company’s products or services during a particular period. In addition, intangible asset amortization expense can fluctuate, and historically has fluctuated, based on the size and timing of the Company’s acquisition activity. Accordingly, the Company believes excluding the amortization of intangible assets in calculating certain non-GAAP financial measures enhances the Company’s and investors’ ability to compare the Company’s past financial performance with its current performance and to analyze underlying business performance and trends.

We have revised our disclosures to incorporate the items described above. For your reference, below is the relevant section of our revised disclosure to be included in future filings.

The Company’s acquisition activities have resulted in the recognition of intangible assets as required under the acquisition method of accounting which consist primarily of trademarks, customer contracts/relationships, covenants not to compete, technology, provider networks and value of business acquired. Definite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in the Company’s statements of operations in operating expenses within each segment. Although intangible assets contribute to the Company’s revenue generation, the amortization of intangible assets does not directly relate to the underwriting of the Company’s insurance products, the services performed for the Company’s customers or the sale of the Company’s products or services. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of the Company’s acquisition activity. Accordingly, the Company believes excluding the amortization of intangible assets enhances the Company’s and investors’ ability to compare the Company’s past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within the Company’s GAAP financial statements and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised.

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If you have any additional questions or comments, please do not hesitate to contact me at 401-770-5554.

Very truly yours,

CVS HEALTH CORPORATION
/s/ Eva C. Boratto
Executive Vice President and Chief Financial Officer

cc:	James D. Clark, Senior Vice President – Controller and Chief Accounting Officer
Colleen M. McIntosh, Senior Vice President, Corporate Secretary and Chief Governance Officer
Thomas M. Moriarty, Executive Vice President, Chief Policy and External Affairs Officer and General Counsel
Stephen T. Giove, Shearman & Sterling LLP
Lona Nallengara, Shearman & Sterling LLP
Michael J. Fischer, Ernst & Young LLP